FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE SA

20.10.2010

ANNOUNCEMENT ON THE BANK’S SHARE CAPITAL INCREASE PURSUANT TO THE CONVERSION OF THE CONVERTIBLE NOTES

Following previous announcements regarding the issue of 227,640,590 unlisted, short term registered convertible equity notes (the «Convertible Notes») pursuant to the programme for the issuance of Convertible Notes dated 10.09.2010 (the Programme), National Bank of Greece S.A. (the Bank) informs investors that on  20.10.2010, the Board of Directors of the Bank (a) certified the Bank’s share capital increase by €1,138,202,950.00 pursuant to the conversion of all the Convertible Notes into 227,640,590 new common registered shares of nominal value €5.00 each (the New Shares) and (b) cancelled the Convertible Notes.

The difference between the nominal value of the New Shares and the issue/ conversion price of the Convertible Notes, which amounted to €45,528,118.00, will be credited to the Bank’s share premium account.

Accordingly, the Bank’s total paid up share capital currently amounts to €5,137,952,410.00, divided into (a) 956,090,482 common, registered shares of nominal value of €5.00 per share, (b) 25,000,000 non-cumulative redeemable preference registered shares without voting rights of nominal value of € 0.30 per share and (c) 70,000,000 redeemable preference shares of nominal value € 5.00 per share issued under Greek law 3723/2008 and owned by the Hellenic Republic.

The date on which the New Shares will be credited to beneficiaries’ accounts and the date of commencement of their trading on the Securities Market of the ATHEX will be announced to the public in a forthcoming announcement of the Bank in accordance with the Prospectus approval by the Hellenic Capital Market Commission.

The convertible notes and the shares of National Bank of Greece S.A. referred to in this press release have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration.

NATIONAL BANK OF GREECE

Press Release

Announcement Date for 9-month 2010 Results

National Bank of Greece will announce 9-month 2010 results, for the Bank and the Group, on Tuesday 30 November 2010, at 9:30 am, Greek time (+2:00 GMT). A conference call for the presentation and discussion of the results is scheduled to follow at 17:30 pm Greek time on the same day.

Athens, 21 October 2010

NATIONAL BANK OF GREECE SA

ANNOUNCEMENT ON THE COMMENCEMENT OF TRADING OF THE NEW SHARES PURSUANT TO THE CONVERSION OF THE CONVERTIBLE EQUITY NOTES

Athens, 21.10.2010

National Bank of Greece S.A. (the Bank) informs investors that on 25.10.2010, trading will commence on the Athens Exchange (the ATHEX) of the 227,640,590 new ordinary registered shares of the Bank (the New Shares), issued pursuant to the conversion of all 227,640,590 unlisted short term zero interest registered convertible equity notes that were issued in accordance with the decisions of the Bank’s Board of Directors of 10.09.2010 and 13.10.2010.

ATHEX approved in its meeting held on 21.10.2010 the admission to trading of the New Shares. The New Shares shall be credited on the date of commencement of their trading to investors’ securities accounts held in the Greek Dematerialised Securities System.

For further information, shareholders may contact the Bank’s Shareholders Services at tel. 210-3343411 during regular business hours.

The convertible notes and the shares of National Bank of Greece S.A. referred to in this press release have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:21st October, 2010

Chief Executive Officer